Exhibit 99.1

NewsRelease

TC Energy to issue second quarter results July 30

CALGARY, Alberta - July 14, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will hold a teleconference and webcast on Thursday, July 30, 2020 to discuss its second quarter financial results, which will be released pre-market.

Russ Girling, TC Energy President and Chief Executive Officer, Don Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer, and other members of the executive leadership team will discuss the financial results and Company developments at 9 a.m. (MDT) / 11 a.m. (EDT).

Members of the investment community and other interested parties are invited to participate by calling
1-855-327-6838. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy’s website at TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/10739.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on August 6, 2020. Please call 1-855-669-9658 and enter pass code 4955.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522